Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Announces Appointment of Tim Smith as Vice President Exploration and CEO of U.S. GoldMining Inc.

Vancouver, British Columbia – April 7, 2022 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce the appointment of Tim Smith as Vice President Exploration of the Company and as Chief Executive Officer (“CEO”) of U.S. GoldMining Inc. ("U.S. GoldMining") , its recently created subsidiary that will be focused on advancing the Company's Whistler gold-copper project, located in Alaska, USA.

Alastair Still, Chief Executive Officer of GoldMining commented: "With a proven and successful track record of exploring for gold systems globally for more than 25 years, including as Vice President Exploration for Kaminak Gold where he led the team at the Coffee Gold Deposit in Yukon, Canada and which was acquired by Goldcorp for C$520 million in 2016, and as Regional Director Generative Exploration, North America for Newmont from June 2019 to April 2022, I am delighted to welcome Tim to the GoldMining team. As we continue to de-risk and advance our projects to unlock value from within our extensive portfolio of gold and gold-copper assets within the Americas, Tim’s experience in exploration and project development working for junior and major operating mining companies will be a tremendous benefit to GoldMining as we create value for our shareholders. In particular, the experience Tim brings from leading teams in the north, in Yukon will be a tremendous strength to our newly created subsidiary, U.S. GoldMining as we advance our Whistler gold-copper project in Alaska.”

Tim Smith commented: “With an impressive portfolio of gold and gold-copper assets located throughout the Americas, including many with untested exploration potential, I am excited to be joining the GoldMining team. Especially when combined with the opportunity to develop and lead a team to advance and explore the Whistler project in Alaska, the potential to create and add value for our shareholders is compelling and I enthusiastically look forward to leading the next exciting phase of growth for the Company.”

Mr. Smith has more than 25 years mineral industry exploration and mining experience, principally exploring for gold mineral systems including orogenic lode gold, porphyry, intrusion related and volcanogenic massive sulphide systems at locations throughout Australia and Canada. Mr. Smith is experienced in exploration project management from generative greenfields to deposit drill-out to feasibility studies. Mr. Smith has a track record of discovery of major gold systems including as Vice President Exploration for Kaminak Gold Corporation where he led the team at the Coffee Gold Deposit in Yukon, Canada and which was acquired by Goldcorp Inc., for C$520 million in 2016. Mr. Smith was Regional Director Generative Exploration, North America for Newmont Corporation from June 2019 to April 2022 and Exploration Director, Goldcorp Inc., from August 2016 to June 2019.

Mr. Smith is a Registered Professional Geoscientist with Professional Geoscientists Ontario and Engineers and Geoscientists British Columbia and holds a Bachelor of Science and Master of Science in Geology from University of Canterbury, New Zealand. Mr. Smith was a co-recipient of the Association for Mineral Exploration British Columbia H.H “Spud” Huestis Award for excellence in prospecting and mineral exploration in 2013, for the drill discovery of the Coffee Gold Deposit.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. The Company also owns 20 million shares of Gold Royalty Corp. (NYSE American: GROY).

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its plans to advance and de-risk its projects. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2020, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.